Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
Fulbright Tower
1301 McKinney, Suite 5100
Houston, Texas 77010-3095
www.fulbright.com

lmcmahon@fulbright.com direct dial: (713) 651-5658	telephone: facsimile:	(713) 651-5151 (713) 651-5246

June 25, 2008

BY FACSIMILE (202) 772-9220

Securities and Exchange Commission
Attn: Donna Levy, Esq.
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Enbridge Energy Partners, L.P. Registration Statement on Form S-4 Filed May 15, 2008 File No. 333-150947

Ladies and Gentlemen:

        We write this letter on behalf of Enbridge Energy Partners, L.P. (the "Company") to respond to the comment letter (the "Comment Letter") received from the Staff on June 11, 2008, relating to the above-referenced Form S-4 (the "Registration Statement") and in connection with the simultaneous filing with this letter of Amendment No. 1 to the Registration Statement (the "Amendment"). We have responded to each comment by number. For the convenience of the Staff, we have repeated the comment immediately preceding the applicable response.

General

1.    We note that it appears that you are registering 6.50% Notes due 2018 and 7.50% Notes due 2038 in reliance on the staff's position enunciated in the Exxon Capital Holdings Corporation (April 13, 1989) no-action letter. See also Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993). Please provide a supplemental letter that confirms that the notes are being registered in reliance on the staff's position in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

        We are attaching to this letter a copy of a supplemental letter from the Company which includes the statements and representations requested by this comment. In addition, the disclosure under "Plan of Distribution" in the prospectus that makes up part of the Form S-4 and in the letters of transmittal in "Annex A" and "Annex B" to such prospectus has been revised in response to this comment. Please see pages 38, 39, 45 and 49 of the Amendment.

        If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5658.

Very truly yours,
/s/ Laura McMahon

Austin • Beijing • Dallas • Denver • Dubai • Hong Kong • Houston • London • Los Angeles • Minneapolis
Munich • New York • Riyadh • San Antonio • St. Louis • Washington DC

[ENBRIDGE LOGO]

June 16, 2008

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. St., N.E.
Washington, D.C. 20549-3561

  Re:
  Enbridge Energy Partners, L.P.
  Registration Statement on Form S-4
  Filed May 15, 2008
  File No. 333-150947

Ladies and Gentlemen:

        In connection with the above referenced Registration Statement filed with the Securities and Exchange Commission relating to the offer (the "Exchange Offer") of Enbridge Energy Partners, L.P. (the "Registrant") to issue up to (i) $400,000,000 aggregate principal amount of 6.50% Series B Notes due 2018 to be registered under the Securities Act of 1933, as amended (the "Securities Act") (the "Registered 2018 Notes"), in exchange for an equivalent aggregate principal amount of outstanding 6.50% Series A Notes due 2018 (the "Privately Placed 2018 Notes") and (ii) $400,000,000 aggregate principal amount of 7.50% Series B Notes due 2038 to be registered under the Securities Act (the "Registered 2038 Notes" and together with the Registered 2018 Notes, the "Registered Notes"), in exchange for an equivalent aggregate principal amount of outstanding 7.50% Series A Notes due 2038 (the "Privately Placed 2038 Notes" and together with the Privately Placed 2018 Notes, the "Privately Placed Notes"), the undersigned hereby confirms and represents as follows:

          1.    The Registrant is registering the Exchange Offer in reliance on the Staff's position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988) (the "Exxon Capital Letter"), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) (the "Morgan Stanley Letter"), Shearman & Sterling (July 2, 1993) (the "Shearman & Sterling Letter") and similar letters.

          2.    The Registrant has not entered into any arrangement or understanding with any person to distribute the securities to be received in the Exchange Offer and, to the best of the Registrant's information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer. In this regard, the Registrant will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any security holder using the Exchange Offer to participate in a distribution of the securities to be acquired in the registered Exchange Offer (i) cannot rely on the Staff's position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Registrant acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

          3.    Neither the Registrant nor any of its affiliates has entered into any arrangement or understanding with any broker-dealer to distribute the Registered Notes.

          4.    The Registrant (i) will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that any broker-dealer who holds Privately Placed Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Privately Placed Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in Item 2 above in connection with any resale of such Registered Notes; (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the effect that if the exchange offeree is a broker-dealer holding Privately Placed Notes acquired for its own account as a result of market-making activities or other trading activities, such exchange offeree acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Registered Notes received in respect of such Privately Placed Notes pursuant to the Exchange Offer; and (iii) may include a statement in the transmittal letter to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

        If any member of the Staff has any questions regarding the foregoing, he or she should telephone Laura J. McMahon of Fulbright & Jaworski L.L.P. at (713) 651-5658.

Very truly yours,
Enbridge Energy Partners, L.P. (Registrant)
By:	Enbridge Energy Management as delegate of Enbridge Energy Company, Inc., its General Partner
By:	/s/ Mark A. Maki
Name:	Mark A. Maki
Title:	Vice President—Finance Principal Financial Officer